                                                                                                    Exhibit 20

RICHMAN ASSET MANAGEMENT, INC.

340 Pemberwick Road
Greenwich, CT 06831-4240
TEL: (203) 869-0900, Ext. 310
                                                                                               FAX: (203)869-1034

INVESTOR REPORT

October 23, 2006

Re: Wilder Richman Historic Properties II, L.P. (the “Partnership”)

You may recall that in order for a sale of the property indirectly owned by the Partnership to occur, Jersey City Redevelopment Agency (“JCRA”) must agree to terminate, release and discharge various contracts to which it is a party relating to the Property. The operating general partner attempted to obtain JCRA’s agreement to the sale prior to October 15, 2006, the expiration of the Purchase and Sale Agreement. However, just prior to the expected closing date JCRA made several demands, some of which the operating general partner could not accept. On October 13, 2006, the purchaser notified the operating general partner that it elected to cancel and terminate the Agreement of Purchase and Sale, and requested return of their deposit and payment of the break-up fee; the purchaser also indicated that it remains interested in pursuing the acquisition of the property if the operating general partner is able to resolve the open issues with JCRA.

The operating general partner has continued its negotiations with JCRA, and believes it may be possible to come to an agreement. However, there can be no assurance that an agreement with JCRA can be reached, or that the sale of the property will occur, especially given that a number of issues need to be resolved.

If it does not appear that a sale of the property may be likely by year-end, we plan to discuss with the operating general partner whether a cash distribution may be made to the partners.

Very truly yours,

Gina K. Dodge

Gina K. Dodge
Director of Investor Services